PLYMOUTH ROCK TECHNOLOGIES' SHOE-SCANNER
RECEIVES US PATENT "NOTICE OF ALLOWANCE"

Plymouth, Massachusetts - October 29, 2020 - Plymouth Rock Technologies Inc. (CSE: PRT) (OTC: PLRTF) (Frankfurt: 4XA WKN# A2N8RH) ("Plymouth Rock", "PRT", or the "Company") a leader in the development of cutting-edge threat detection technologies, is pleased to announce that the Company has received a "Notice of Allowance" by the US Patent and Trademark Office of patent application No. 16/560,480. This Patent covers the "Method and System for Determining Dielectric Properties of an Object". The invention uses millimeter wave ("MMW") shoe-scanning technologies for fast, contactless screening of passengers' footwear in highly secure environments such as airports, prisons, border points of entry and government buildings.

Harmless MMW technology is used in almost all airports in a portal form to safely screen people, providing a greater degree of search intelligence. This patent  is one of the first of its kind to be issued where MMW technologies are utilized to penetrate various footwear materials and identify threat objects and any other contraband inside a shoe or boot.

Launched in 2019, the US Department of Homeland Security (DHS) Science & Technology Apex Screening at Speed program is about systematically developing technologies for passenger screening by leveraging existing state-of-the-art technologies from industry, academia, national laboratories, and other government organizations. PRT's technology will work within the current systems such as advanced imaging portals. It will also support other security projects and efforts complimentary to the task.

"We are confident that the building of the PRT patent portfolio, combined with our in-house know-how, will provide our brand with immediate and long-term market relevance," said Dana Wheeler, President and CEO of PRT. "This patent is an important component of our intended intellectual property roadmap. ThIs Notice of Allowance of the patent is a significant achievement and is already being expanded by our team, who will deliver further intellectual property that will cover the entire global security market," concluded Wheeler.

"Today's marketplace is extremely competitive with the introduction of new technologies almost daily, however, it is rare to see a patent issued for a global technology leveraging both passenger convenience and removing operational headaches for the TSA," stated Douglas Smith, Chairman of the Board and former Assistant Secretary of the US Department of Homeland Security. "Combining patented cutting-edge technology with the operational needs of the Department, is the "Holy Grail" for the frontline operational personal of the Department." added Smith.

About the Department of Homeland Security (DHS) Science & Technology (S&T) Directorate

S&T enables effective, efficient, and secure operations across all homeland security missions by applying scientific, engineering, analytic, and innovative approaches to deliver timely solutions and support departmental acquisitions.

https://www.dhs.gov/sites/default/files/publications/5075_dhs_science_and_technology_directorate_fact_sheet_april_2019_dl_v3.pdf

About Plymouth Rock Technologies Inc.

We are on a mission to bring engineering-driven answers to the most critical problems that threaten our safety. We work with government, law enforcement and military to innovate solutions for national security, defense and space systems. The Company is developing the next generation of threat detection solutions, The PRT X1 is a purpose built multirotor Unmanned Aircraft System (UAS). The unit contains an integrated sensor package that combines Thermal detection with 4K HD real-time air-to-ground streaming. Our advanced threat detection methods fuse artificial intelligence with augmented reality interfaces to eliminate human operating error. Plymouth Rock products, both airborne and land-based, will scan for threat items at greater "stand-off" distances than current existing technologies. Our unique radar imaging and signal processing technology creates new opportunities for remotely operated, non-intrusive screening of crowds in real time.

Plymouth Rock's other core technologies include: (1) A Millimeter Remote Imaging from Airborne Drone ("MIRIAD"); (2) A compact microwave radar system for scanning shoe's ("Shoe-Scanner").

www.plyrotech.com

ON BEHALF OF THE BOARD OF DIRECTORS

Dana Wheeler
President and CEO
+1-603-300-7933
info@plyrotech.com

Investor Information:
Tasso Baras
+1-778-477-6990

Forward-looking Statements

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